Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Robert M. Hayward, P.C. To Call Writer Directly: +1 312 862 2133 rhayward@kirkland.com	300 North LaSalle	Facsimile: +1 312 862 2200
Chicago, IL 60654
United States

+1 312 862 2000

www.kirkland.com

June 16, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene Andrew Blume Erin Donahue Asia Timmons-Pierce

Re:	WK Kellogg Co (f/k/a North America Cereal Co.) Draft Registration Statement on Form 10 Submitted February 10, 2023 CIK No. 0001959348

Ladies and Gentlemen:

WK Kellogg Co (f/k/a North America Cereal Co.), a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the confidential Draft Registration Statement on Form 10-12B (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 9, 2023, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised confidential Registration Statement that address the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally submitted Registration Statement.

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Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Draft Registration Statement on Form 10, submitted February 10, 2023

Summary, page 1

1. Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths on page 2 with an equally prominent discussion of your weaknesses, including your plan to incur indebtedness prior to or at the time of the distribution.

Response

In response to the Staff’s comment, the Company has revised the summary to provide a more balanced discussion of its company and products and to provide a balanced discussion of its strengths and weaknesses on pages 2 – 7 of the Registration Statement.

Conditions to the Spin-Off, page 16

2. We note your disclosure that the spin-off is subject to the satisfaction or waiver of certain conditions. Please revise to disclose any material consequences to stockholders if Kellogg ParentCo Board waives any of the conditions described and proceeds with the spin-off. Please include appropriate risk factor disclosure.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 66 of the Registration Statement to disclose any material consequences to stockholders if the Kellogg ParentCo Board waives any of the conditions described and proceeds with the spin-off. The Company has also added appropriate risk factor disclosure on page 42 of the Registration Statement.

We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Distribution is completed and the Kellogg ParentCo Board of Directors waives any such condition, such waiver could have a material adverse effect on Kellogg ParentCo’s and WK Kellogg Co’s respective business, financial condition or results of operations, the trading price of WK Kellogg Co common stock, or the ability of shareholders to sell their shares after the Distribution, including, without limitation, as a result of illiquid trading due to the failure of WK Kellogg Co common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the Distribution. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for a discussion of the U.S. federal income tax consequences for Kellogg ParentCo and its shareholders that may arise if Kellogg ParentCo waives the condition to obtain a Tax Opinion and the Distribution is treated as a taxable transaction for U.S. federal income tax purposes.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Business disruptions could have an adverse effect on our business, financial condition and results of operations, page 23

3. We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential if you have experienced a cyberattack.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below to the risk factor titled “Business disruptions have had and could in the future have an adverse effect on our business, financial condition and results of operations” on page 28 of the Registration Statement to make clear that the Company has in the past been the target of cyberattacks.

Further, while we have not had any material interruptions or breaches of our systems due to cyberattacks or cyber incidents, we have experienced computer virus and malware activity and have been the target of various other forms of cyberattacks, including social engineering attacks, unauthorized access attempts, password theft, physical breaches and phishing-attacks. For a more detailed discussion of our cybersecurity risks, see “—Technology failures, cyber-attacks, privacy breaches or data breaches could disrupt our operations or reputation and negatively impact our business.”

Risk Factors, page 23

4. We note your disclosure that you were adversely impacted by a fire and strike in 2021. Please revise your related risk factor disclosure so that investors have a better appreciation of these related risks.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below to the risk factor titled “Business disruptions could have an adverse effect on our business, financial condition and results of operations” on page 28 of the Registration Statement.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

For instance, our fiscal year 2021 results were negatively impacted by the strike of approximately 1,400 union employees across our U.S. plants, which began in early October and ended in late December of 2021. Additionally, we were adversely impacted by a fire at one our U.S. plants with operational and financial impacts extending beyond the end of 2021. Both the fire and the strike severely disrupted our supply and product availability in late 2021 and, as a result of the strike, we had to suspend a number of capital projects, all of which had an adverse impact on our business, financial condition and results of operations.

Our amended and restated certificate of incorporation will designate Delaware as the exclusive forum, page 51

5. Please revise to update the disclosure so that it is consistent with the scope of your exclusive forum provision disclosed on page 146.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 53 – 54 of the Registration Statement.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of the Spin-Off, unless we consent in writing to the selection of an alternative forum, ~~a state court located within~~ the Court of Chancery of State of Delaware ~~(or, if no state court located within the the State of Delaware has jurisdiction, the federal court for the District of Delaware)~~ shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our directors or officers or other employees ~~or agents~~ to us or to our shareholders~~, including a claim alleging the aiding and abetting of such a breach of fiduciary duty~~; (iii) any action asserting a claim against us or any of our directors or officers ~~or other employees or agents~~ arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or amended and restated bylaws; ~~(iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine;~~ or (iv) any other action asserting a~~n “internal corporate~~ claim~~” as that term is defined in Section 115 of the DGCL~~ against us or any of our directors or officers that is governed by the internal affairs doctrine. These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting only federal law claims under the Securities Act or the Exchange Act, regardless of whether the ~~state courts in~~ Court of Chancery of the State of Delaware ~~have has jurisdiction over those claims. The~~

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to obtain a preferred judicial forum for disputes with us and limit the market price of our common stock. Our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act.

Unaudited Pro Forma Combined Financial Statements, page 70

6. Although you indicate that the pro forma financial statements will give effect to the Separation and Distribution Agreement, the Transition Services Agreement and the Tax Matters Agreement between you and Kellogg ParentCo, your disclosures throughout the filing indicate that such agreements have not yet been finalized. Please tell us when you expect to finalize these agreements and how such status will impact your pro forma presentation, if at all.

Response

The Company advises the Staff that forms of the Separation and Distribution Agreement, Employee Matters Agreement and Tax Matters Agreement between the Company and Kellogg ParentCo have been filed as exhibits to the Amendment, and such agreements are expected to be entered into in connection with the closing of the spin-off. The known pro forma adjustments related to such form agreements have been described on pages 75 – 81 of the Registration Statement. The Company has updated its disclosure on page 73 of the Registration Statement to clarify that the pro forma adjustment for the Transition Services Agreement is not expected to have a material impact on pro forma net (loss) income. Discussions regarding certain of the other agreements between the Company and Kellogg ParentCo, including the Transition Services Agreement, are ongoing and will be completed prior to the spin-off. To the extent additional adjustments based upon the expected terms and conditions of the various agreements are identified, such adjustments will be reflected in the unaudited pro forma combined financial statements in a subsequent amendment to the Registration Statement if such impacts are material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

7. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify throughout your results of operations discussion, where possible, the extent to which each factor contributed to the overall change in that line item. As an example, you attribute the decline in net sales and gross profit from fiscal year 2020 to 2021 to strong 2020 pandemic-related growth and challenging supply conditions in 2021, including a third-quarter fire at one of your U.S. plants and a subsequent fourth-quarter strike affecting all

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

U.S. plants. Please quantify the extent to which the overall change is attributable to each identified factor and, for net sales, further describe the extent to which fluctuations are attributable to changes in prices, changes in the volume or amount of goods being sold, or to the introduction of new products. Refer to Item 303 of Regulation S-K and SEC Releases No. 33-6835 and 33-8350.

Response

In response to the Staff’s comment, the Company has revised its disclosure to quantify, where possible, the extent to which each factor contributed to the overall changes in the financial statement line items on pages 88 – 95 of the Registration Statement. While the Company has quantified the portion of the year-over-year changes that were attributable to the combined impact from the fire and strike, the Company respectfully advises the Staff that it is not able to meaningfully quantify the portion of the year-over-year changes that were attributable solely to the fire or solely to the strike because such incremental impacts, particularly related to lost sales and lost profits, are not separately identifiable. The Company has also revised its discussion of net sales to further quantify and describe the extent to which fluctuations are attributable to changes in prices, changes in the volume or amount of goods being sold, or to the introduction of new products on pages 88, 91 and 93 of the Registration Statement.

8. We note your discussion of inflationary pressures on page 77. Please revise your MD&A disclosures to expand upon the principal factors contributing to your inflationary pressures, the actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below and has revised its MD&A disclosures to quantify the resulting impact of inflationary pressures on the Company’s results of operations and financial condition on pages 85 – 86 of the Registration Statement.

Events such as the COVID-19 pandemic have resulted in certain impacts to the global economy, including market disruptions, supply chain challenges, and inflationary pressures. Like the rest of the industry and economy, the Company experienced a sharp increase in input costs beginning in 2021, ranging from ingredients and packaging, to energy, freight, and labor. The increase in input costs has persisted through our fiscal year 2022 and into our fiscal 2023. The Company mostly offset the dollar impact of this input-cost inflation through the execution of productivity initiatives and the implementation of revenue growth management actions

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

to realize price. In addition to input-cost inflation, the industry and economy also experienced widespread bottlenecks and shortages of labor and materials, creating substantial inefficiencies and incremental costs. For the Company, these inefficiencies and costs had a significant impact on profit margins in the first half of 2021. In the second half of 2021, the bottlenecks and shortages were supplanted by a significant Company-specific interruption in production, first because of a fire that temporarily shut down one of our U.S. plants, and then by a three-month labor strike in all four of our U.S. plants. The fire and strike combined to negatively impact results through depleted inventory, lost net sales, lost fixed-cost absorption, and incremental costs during the second half of 2021 and into the first quarter of 2022, though such negative impacts were partially offset by curbed commercial investment and reduced overhead.

Additionally, Kellogg ParentCo has historically used a combination of long-term contracts with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted raw material purchases over a duration of generally less than 18 months. We have participated in this hedging program and the combined statement of operations reflects a reasonable allocation of the impacts of our participation in Kellogg ParentCo’s hedging program.

The war in Ukraine and the related sanctions have increased global economic and geopolitical uncertainty. WK Kellogg Co is a North American focused company with no direct exposure to Russia or Ukraine. However, sanctions imposed by the United States on Russian oil and gas imports, as well as disruption to Ukraine’s wheat and other agricultural supply due to the ongoing military conflict, is causing further inflation of our commodity costs.

We expect supply pressures, supply chain and logistics delays, and other disruptions to continue into 2023, though we are unable to predict the impact such disruptions may have on our future results.

9. On page 80, you cite “challenging supply conditions” as a reason for the decline in gross margin from fiscal year 2020 to 2021. Please address the following comments related to your supply chain disruptions:

•

Revise your MD&A disclosures to more fully address whether and how supply disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

•

Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, to alleviate supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure in its response to comment 8 above and has revised its MD&A disclosures to more fully address whether and how supply disruptions materially affect the Company’s outlook and business goals on pages 85 – 86 of the Registration Statement. In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe its mitigation efforts have resulted in any known trends or uncertainties with regard to the Company’s business or introduced any new material risks.

Liquidity and Capital Resources, page 81

10. You indicate that the decrease in your operating cash flows for the periods presented was primarily due to lower profitability in 2021, as a result of strong 2020 pandemic-related net sales growth and challenging supply conditions in 2021, and changes in inventory, without further discussion of working capital components. Please expand your disclosure to discuss the underlying reasons for material working capital fluctuations, such as changes in trade receivables, accounts payable and accrued advertising and promotions. See Section IV.B of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 97 – 98 of the Registration Statement to discuss the underlying reasons for material working capital fluctuations.

Additionally, 2021 versus 2020 fiscal year operating cash flow was negatively impacted by the sharp reduction of inventory in 2020, resulting from the pandemic-related increase in demand, followed by the replenishment of inventory in 2021. Operating cash flow in 2021 was also unfavorably impacted by the phasing of our brand building investment. Due to the pandemic-related surge in demand, significant brand building investment was delayed and heavily weighted to the back half of the year resulting in a higher than typical accruals at the end of 2020. Brand building investments were largely suspended during the fourth quarter of 2021 due to the strike.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Accounts receivable and accounts payable balances were also impacted by the timing of the fire and strike in the second half of 2021. Accounts receivable was lower at the end of 2021 compared to 2020 as sales in the second half of 2021 were negatively impacted by limited product availability due to the fire and strike. Additionally, production volumes in our U.S. plants were negatively impacted by the fire and strike in the second half of 2021 compared to 2020 levels, resulting in lower accounts payable at the end of 2021 compared to 2020.

Business

Proven Strength in Product and Marketing Innovation, page 89

11. We note your disclosure that you have “a number of high-profile partnerships.” Please elaborate on these partnerships and disclose the material terms of these partnerships. Please file any material agreements as exhibits in a future amendment.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that these partnerships consist of commercial arrangements with certain third parties in connection with the marketing of its products. In response to the Staff’s Comment, the Company has revised the bolded disclosure below on pages 4 and 105 of the Registration Statement. The Company advises the Staff that the agreements with these third parties are not material to the Company’s business and are not required to be filed as exhibits in accordance with Item 601 of Regulation S-K.

We have complemented our brand building efforts with ~~a number of high-profile partnerships~~ commercial arrangements with other third-parties, including Microsoft and Mojang Studios.

Management, page 98

12. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 117 – 118 of the Registration Statement to describe the extent and nature of the role of the Board in overseeing cybersecurity risks.

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management, including the oversight of cybersecurity risks, both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

While risk oversight is a full Board responsibility, ~~O~~our Board will delegate to the Audit Committee oversight of our risk management process. Our Audit Committee will be charged with reviewing cybersecurity, as well as our technology and information security, with senior management. Management’s reporting to the Audit Committee will include a review of potential digital threats and vulnerabilities, cybersecurity priorities and our cybersecurity framework, including the potential for heightened risks in connection with our supply chain and as a result of global and macroeconomic events. In connection with overseeing the risk management process, the Audit Committee will review an assessment of our enterprise risks and the allocation of risk oversight among the Board and our other Committees.

Our other Committees will also consider and address risk as they perform their respective Committee responsibilities. All Committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Notes to Combined Financial Statements

General, page F-8

13. Please tell us and disclose, as applicable under ASC 855-10-50-1, the date through which subsequent events have been evaluated.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Response

In response to the Staff’s comment, the Company has replaced its subsequent events disclosure with the following bolded disclosure on page F-30 of the Registration Statement to disclose the date through which subsequent events have been evaluated:

These Combined Financial Statements were derived from the financial statements of Kellogg Company, which issued its annual financial statements for the fiscal year ended December 31, 2022 on February 21, 2023. Accordingly, WK Kellogg Co has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of February 21, 2023. Additionally, WK Kellogg Co has evaluated transactions that occurred through June 16, 2023, the date these financial statements were available for issuance, for the purposes of unrecognized subsequent events. We have determined that there have been no events that have occurred that would require adjustments to or disclosure in these Combined Financial Statements.

The Company also added the following bolded disclosure on page F-43 of the Registration Statement:

These Unaudited Combined Financial Statements were derived from the financial statements of Kellogg Company, which issued its annual financial statements for the fiscal year ended December 31, 2022 on February 21, 2023 and its quarterly financial statements for the fiscal quarter ended April 1, 2023 on May 4, 2023. Accordingly, WK Kellogg Co has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of February 21, 2023 and May 4, 2023 respectively. Additionally, WK Kellogg Co has evaluated transactions that occurred through June 16, 2023, the date these financial statements were available for issuance, for the purposes of unrecognized subsequent events. We have determined that there have been no events that have occurred that would require adjustments to or disclosures in these Unaudited Combined Financial Statements.

Note 10. Related Party Transactions, page F-25

14. We note your disclosure that your financial statements do not necessarily include all the expenses that would have been incurred had you been a separate, stand-alone entity. Please disclose, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic 1.B.1.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Response

In response to the Staff’s comment, the Company has revised the disclosure under Note 10 on page F-25 and added the bolded disclosure below on page 84 of the Registration Statement. The Company respectfully advises the Staff that it does not believe that it is practicable at this time to produce an estimate of actual expenses that would have been incurred if the Company had been a stand-alone entity, as such amounts would necessarily be derived from estimates that are based on highly subjective assumptions, including assumptions as to organizational structure and strategic decisions regarding the Company, as well as assumptions regarding the Company’s marketing, research and development, information technology and other infrastructure spending.

Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organization structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

General

15. You state that the company experienced inflationary pressures. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure in its response to comment 8 above on pages 85 – 86 of the Registration Statement to identify the principal factors contributing to the inflationary pressures the Company has experienced. The Company has also revised its disclosures on pages 88, 91 and 92 of the Registration Statement to clarify the resulting impact to the Company.

16. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 85 of the Registration Statement to identify actions planned or taken to mitigate inflationary pressures.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

The Company mostly offset the dollar impact of this input-cost inflation through the execution of productivity initiatives and the implementation of revenue growth management actions to realize price. In addition to input-cost inflation, the industry and economy also experienced widespread bottlenecks and shortages of labor and materials, creating substantial inefficiencies and incremental costs. For the Company, these inefficiencies and costs had a significant impact on profit margins in the first half of 2021. In the second half of 2021, the bottlenecks and shortages were supplanted by a significant Company-specific interruption in production, first because of a fire that temporarily shut down one of our U.S. plants, and then by a three-month labor strike in all four of our U.S. plants. The fire and strike combined to negatively impact results through depleted inventory, lost net sales, lost fixed-cost absorption, and incremental costs during the second half of 2021 and into the first quarter of 2022, though such negative impacts were partially offset by curbed commercial investment and reduced overhead.

Additionally, Kellogg ParentCo has historically used a combination of long-term contracts with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted raw material purchases over a duration of generally less than 18 months. We have participated in this hedging program and the combined statement of operations reflects a reasonable allocation of the impacts of our participation in Kellogg ParentCo’s hedging program.

17. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items;

•	experience higher costs due to constrained capacity or increased commodity prices of challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible, quantify the impact to your business.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Response

In response to the Staff’s comment, the Company has added the bolded disclosure in its response to comment 8 above on pages 85 – 86 of the Registration Statement on how the Company’s operations have been materially impacted by supply chain disruptions, including in light of Russia’s invasion of Ukraine. In response to the Staff’s comment, the Company has also added disclosure on pages 88, 91– 94 and 97 of the Registration Statement to explain how the Company has undertaken efforts to mitigate the impact and to quantify the impact to its business.

18. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response

The Company advises the Staff that it is not aware of any new or heightened exposure to cyberattacks by state actors or others since Russia’s invasion of Ukraine that pose a material risk to the Company’s business. The Company will continue to assess the risk of evolving cyberthreats and global and macroeconomic events to determine whether any new cybersecurity risks are presented by such events, and it will take proactive measures to address any such identified risks. In response to the Staff’s comment the Company has also added the bolded disclosure on page 118 of the Registration Statement.

Although we are not aware of any new or heightened exposure to cyberattacks as a result of Russia’s invasion of Ukraine that pose a material risk to our business, we will continue to assess the risk of evolving cyberthreats and global and macroeconomic events to determine whether any new cybersecurity risks are presented by such events, with the Kellogg ParentCo Audit Committee overseeing and monitoring certain key risks, including cybersecurity risks. Our Audit Committee will assume oversight of these risks after completion of the Spin-Off and, with senior management, will continue to assess whether developments related to global and macroeconomic events have had, or are reasonably likely to have, a material impact on WK Kellogg Co.

19. Please revise your disclosures to ensure that the sections you cross reference are accurate and consistent. In that regard, we note your cross reference on page 16 to “The Separation—Conditions to the Distribution” does not appear to exist. Please advise or revise.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Response

In response to the Staff’s comment, the Company has revised the cross reference to “The Separation—Conditions to the Distribution” on page 17 of the Registration Statement and has reviewed the draft and made appropriate edits to ensure that cross references are accurate.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or Robert Goedert, P.C. at (312) 862-7317.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Gary Pilnick WK Kellogg Co (f/k/a North America Cereal Co.)